1-14493

MANUALLY EXECUTED COPY

02035017

P.E 5.1-02

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

RECD S.E.C.
MAY 1 5 2002
1086

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

(Commission File No. 001-14493)

TELESP CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

Telesp Cellular Holding Company

(Translation of registrant's name in English)

PROCESSED
MAY 2 0 2002
THOMSON
FINANCIAL

Rua Abílio Soares, 409
Paraíso - São Paulo, SP
The Federative Republic of Brazil
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

CRG

PLANCONSULT
PLANEJAMENTO E CONSULTORIA

GLOBAL
TELECOM

GLOBAL TELECOM S.A.

APPRAISAL OF FIXED ASSETS

VALUATION REPORT SUMMARY

February / 2001 and December / 2001

PLANCONSULT
Valor ao Patrimônio

I – PRELIMINARIES

GLOBAL TELECOM S.A. requested the appraisal of its fixed assets, located in several locations in the States of Paraná and Santa Catarina, Brazil.

For strategic business reasons, **GLOBAL** retained PLANCONSULT to provide an appraisal report using methodologies that guaranteed not only the accuracy but also the completion of the services meeting extremely short deadlines. Due to PLANCONSULT 's large experience with the appraisal of telecommunication companies in Brazil, the appraisal process was possible, without the utilization of average values and simplified procedures for the items appraised.

The appraisals indicated in this report comply with the general rules of the USGAAP (Generally Accepted Accounting Principles of United States of America) and "Normal Precision Appraisals" of the Standards set by ABNT - "Associação Brasileira de Normas Técnicas" (Brazilian Standards Association).

The purpose of our study was the determination of the fixed assets FAIR MARKET VALUE IN USE (FMViU) as of February 6th and December 31st, 2001.

As requested, PLANCONSULT appraised assets with significant economic value of the following category:

- Land (Real Estate)
- Construction
- Telecommunications Equipment (Network)
- Infrastructure (Utilities)
- Computer Hardware and Software (Network and IT)
- Certain Intangibles
  - ⇒ Customer List;
  - ⇒ Anatel Licenses.

A brief description of the methodology utilized and the Appraisal Summary is herein presented.

II - METHODOLOGY

1) OBJECT OF VALUATION OF THE FAIR MARKET VALUE IN USE

Included in the appraisal were: land, buildings, building fixtures, telecommunications equipment, infrastructure, fixed assets inventories, computer hardware / software and other items of intangible nature.

Other fixed assets (such as spare parts, supplies, and all assets with low economic value) were appraised by their net book values.

2) DEFINITION OF VALUE AND VALUATION CRITERIA

FAIR MARKET VALUE IN USE is defined as the estimated amount at which a property might exchange between a willing buyer and a willing seller, neither being under pressure, each having reasonable and equal knowledge of all relevant facts, as well as with buyer and seller contemplating the retention of the property at its present location, for continuation of the use for which it was designed and/or built.

PLANCONSULT did not investigate any financial data pertaining to the present or prospective earnings of the operation. Our opinion of value assumes that prospective earnings will provide a fair return considering the assets value.

Our conclusions of value do not intend to reflect the amount that might be obtained from piecemeal disposition of the assets in the used market.

GLOBAL´s administration made available all information (with consistency, quality, characteristics and utility of the assets) required in developing our conclusions of value and all sites were made available for our inspection.

When appraising the value of buildings, building fixtures and telecom equipment, we base our conclusions on several factors, including the following:

- Cost of erecting, at current market prices (as of February 6th and December 31st, 2001) of the facilities and equipment, of comparable capacity to those existing at the sites.

- The loss of value deriving from observed wear and tear and functional obsolescence, with consideration to the assets' age and remaining economical life.

- Also, with regard to all assets appraised (land, buildings and general equipment), due consideration was given to the costs of installation and connection of the operating unit, as well as to the prevailing prices on the used market for items of similar condition and utility (whenever possible).

- In the determination of replacement costs, no consideration was given to financial charges during construction and to the effect of grants and fiscal incentives, if any, deriving from the benefits of specific laws.
- IPI Federal VAT was included in the asset values. The ICMS State VAT was not considered since they are rebated by **GLOBAL**'s accounting system.

3) INTANGIBLES

a) Customer List

The customer list was appraised considering the cost at which **GLOBAL** would be inclined to either sell or obtain new clients, for it's retail and corporate line of products.

A survey of internal and external sales commissions paid by **GLOBAL** was conducted, considering the several sales channels. The appraised values and its conclusions, were benchmarked and confirmed with similar situations for other operators.

b) Anatel Licenses

The appraisal of the ANATEL licenses granted to **GLOBAL** was performed in 2 phases:

PHASE 1 - The original costs and payment of the GLOBAL S.A. licenses where surveyed;

PHASE 2 - A research was performed, with reference to the results of all telecommunication license auctions granted by the Brazilian Government for fixed and mobile telephone services. The several contracts and authorization documents analyzed in accordance to the information released by ANATEL. All types of operators where considered, including telecommunication services for fixed and cellular (Bands A, B, D and E), as well as the "Baby Tels".

The result would be translated in indicators for license price evolution in time, considering the prices paid, number of existing clients, concession area population, as well as tele-density proposed by each individual operator.

In this study, as far as cellular phone licenses are concerned, a clear tendency of price drop for the licenses was identified. However, this tendency may not be applied to fixed telephone operations, since a consistent history of license prices is non-existent, mainly due to the major modifications that will occur in this market as of 2002/2003, when most or all of present players will have free National access for providing present and new technology services.

As a result, the appraised values where considered the same as those of the originally granted licenses.

4) LIMITS OF RESPONSIBILITY

The assets appraised were grouped in accordance with the fiscal classification criteria indicated to us by **GLOBAL**; however, this does not mean that we can guarantee that the classification made for the purposes of this appraisal will reflect exactly what has been recorded by the Company in its books of accounts over the course of the years.

We made no investigation of, and assume no responsibility for, the legal title to, or any liabilities against, the appraised properties; furthermore, we did not examine licenses and permits, but assumed that the property conforms to existing regulations.

5) SITE INSPECTION

The site inspections were performed by "sampling". The site inspections confirmed that the list of assets used by **GLOBAL**'s engineering departments reflects the items actually installed. The information contained in these lists was used by PLANCONSULT to appraise the fixed assets of both companies.

6) APPRAISAL REPORT

The full appraisal report, in the Portuguese language, contains a list of the assets appraised, technical descriptions based on the data provided by **GLOBAL**, other collected and market research data, all supporting the conclusion as to the replacement cost, fair market value in use, remaining useful life, book values and other pertinent data for each item (or group of items) appraised.

III – PLANCONSULT's TELECOM EXPERIENCE

PLANCONSULT, besides personnel, training, know-how, office facilities, and its own computer systems (hardware and software) possesses the necessary and indispensable experience, already put at the service on thousands of appraisal jobs, and specifically with the following Telecommunication Companies:

a) Privatization of the TELEBRÁS System and CRT

AC - Acre
TELEACRE - Telecomunicações do Acre S.A.

AL - Alagoas
TELASA - Telecomunicações de Alagoas S.A.

AM - Amazonas
TELAMAZON - Telecomunicações do Amazonas S.A.

AP - Amapá
TELEAMAPÁ - Telecomunicações do Amapá S.A.

BA - Bahia
TELEBAHIA - Telecomunicações da Bahia S.A.
TELEBAHIA Celular S.A.

CE - Ceará
TELECEARÁ - Telecomunicações do Ceará S.A.

DF - Distrito Federal (Brasília)
TELEBRÁS - Telecomunicações Brasileiras S.A.
TELEBRASÍLIA - Telecomunicações de Brasília S.A.

ES - Espírito Santo
TELEST - Telecomunicações do Espírito Santo S.A.
TELEST Celular S.A.

GO - Goiás
TELEGOIÁS - Telecomunicações de Goiás S.A.

MA - Maranhão
TELMA - Telecomunicações do Maranhão S.A.

MG - Minas Gerais
TELEMIG - Telecomunicações de Minas Gerais S.A.

MS - Mato Grosso do Sul
TELEMS - Telecomunicações do Mato Grosso do Sul S.A.

MT - Mato Grosso
TELEMAT - Telecomunicações do Mato Grosso S.A.

PA - Pará
TELEPARÁ - Telecomunicações do Pará S.A.

PB - Paraíba
TELPA - Telecomunicações da Paraíba S.A.

PE - Pernambuco
TELPE - Telecomunicações de Pernambuco S.A.

PI - Piauí
TELEPISA - Telecomunicações do Piauí S.A.

PR - Paraná
TELEPAR - Telecomunicações do Paraná S.A.

RJ - Rio de Janeiro
EMBRATEL - Empresa Brasileira de Telecomunicações S.A.
TELERJ - Telecomunicações do Rio de Janeiro S.A.
TELERJ Celular S.A.

RN - Rio Grande do Norte
TELERN - Telecomunicações do Rio Grande do Norte S.A.

RO - Rondônia
TELERON - Telecomunicações de Rondônia S.A.

RR - Roraima
TELAIMA - Telecomunicações de Roraima S.A.

RS - Rio Grande do Sul
CRT – Companhia Riograndense de Telecomunicações
CTMR - Companhia Telefônica Melhoramento e Resistência
CRT Celular S.A.

SC - Santa Catarina
TELESC - Telecomunicações de Santa Catarina S.A.

SE - Sergipe
TELERGIPE - Telecomunicações de Sergipe S.A.

SP - São Paulo

CPqD - Centro de Pesquisa e Desenvolvimento - TELEBRÁS
CTBC - Companhia Telefônica da Borda do Campo
TELESP - Telecomunicações de São Paulo S.A.
TELESP Celular S.A.

b) Other Fixed Assets Appraisal

- Telefônica
  - CETERP - Centrais Telefônicas de Ribeirão Preto S.A.
  - CRT Celular S.A.
  - CTBC - Companhia Telefônica da Borda do Campo
  - TELEBAHIA Celular S.A.
  - TELERGIPE Celular S.A.
  - TELERJ Celular S.A.
  - TELESP - Telecomunicações de São Paulo S.A.
  - TELEST Celular S.A.

- Tele Centro Sul Participações S/A – TCS (BRASIL TELECOM)
  - Companhia Telefônica Melhoramento e Resistência – CTMR
  - CRT – Companhia Riograndense de Telecomunicações
  - Telecomunicações de Brasília S.A. - TELEBRASÍLIA
  - Telecomunicações de Goiás S.A. - TELEGOIÁS
  - Telecomunicações de Mato Grosso do Sul S.A. - TELEMS
  - Telecomunicações de Mato Grosso S.A. – TELEMAT
  - Telecomunicações de Rondônia S.A – TELERON
  - Telecomunicações de Santa Catarina S.A. – TELESC
  - Telecomunicações do Acre S.A. - TELEACRE
  - Telecomunicações do Paraná S.A. – TELEPAR

- Telesp Celular
  - CETERP Celular S.A.
  - GLOBAL TELECOM S.A.
  - TELESP Celular S.A.

- Vésper
  - Vésper S.A.
  - Vésper São Paulo S.A.

All appraisals were fully approved by the companies, their auditors and regulatory agencies.

IV – SUMMARY OF VALUES

Base Date: February 6th and December 31st, 2001

In the next pages the fixed assets and intangibles fair market values (in use) are summarized.

GLOBAL TELECOM
Appraisal Summary
Fixed Assets - Closing Date - February/06/2001

Code	Account	Net Book Value	Appraisal Market Value	Appraisal Net Book Value	Total Appraised	Total Difference
	BTS Equipment	**302.411.912,56**	**160.524.200,00**	**3.546.733,22**	**164.070.933,22**	**-138.340.979,34**
142.12.100.00	**Digital Transmission Equipment**	**237.325.856,16**	**97.395.050,00**			
142.12.120.00	BTS	207.055.556,44	79.410.600,00			
142.12.121.00	Digital Transmission	24.468.931,95	17.984.450,00			
142.12.122.00	Implementation expenses	5.801.367,77	(above included)			
142.12.230.00	**Fiber Optic Cabling**	**1.727.607,28**		**1.727.607,28**		
142.12.231.00	Optic Cables - Aerial/Underground	1.727.607,28				
142.16.110.00	**Spare Parts - BTS**	**1.774.880,68**		**1.774.880,68**		
142.14.300.00	**Infrastructure Supports**	**50.357.814,80**	**46.051.290,00**			
142.14.310.00	Towers	41.185.225,40	34.430.920,00			
142.14.390.00	Containers	9.172.589,40	11.620.370,00			
142.14.420.00	**Energy Systems - BTS**	**3.344.802,45**	**17.077.860,00**			
142.18.301.00	**Network Software - BTS**	**7.836.705,93**	(included in BTS)			
142.30.000.01	**Network Construction in Progress - BTS**	**44.245,26**		**44.245,26**		
	Switch Equipment ("CCC")	**44.982.293,41**	**34.285.170,00**	**1.390.059,82**	**35.675.229,82**	**-9.307.063,59**
142.11.200.00	**Digital Switch Equipament**	**35.381.693,40**	**34.285.170,00**			
142.11.211.00	CCC	32.489.811,41	34.285.170,00			
142.11.212.00	Operational Systems	2.891.881,99	(above included)			
142.16.110.00	**CCC Spare Parts**	**592.403,62**		**592.403,62**		
142.14.410.00	**CCC Energy Systems**	**136.986,35**	(included in CCC)			
142.18.301.00	**Network Software - CCC**	**8.073.553,84**	(included in CCC)			
142.30.000.01	**Network Construction in Progress - CCC**	**797.656,20**		**797.656,20**		
	Advances	**4.379.124,05**		**4.379.124,05**	**4.379.124,05**	**0,00**
142.39.110.00	**Suppliers - Advanced payments for network**	**4.379.124,05**				
	Other network equipments	**2.071.549,28**		**2.071.549,28**	**2.071.549,28**	**0,00**
142.15.210.00	**Test equipment**	**1.122.224,63**				
142.12.121.00	**Other transmission equipment**	**786.381,55**				
142.18.301.00	**Network Software - Other**	**162.943,10**				
	Subtotal NETWORK	353.844.879,30	194.809.370,00	11.387.466,37	206.196.836,37	-147.648.042,93
142.14.110.00	**Real Estate**	**2.115.481,91**	**3.100.730,00**		**3.100.730,00**	**985.248,09**
142.14.200.00	**Buildings**	**5.496.083,65**	**9.505.213,73**		**9.505.213,73**	**4.009.130,08**
142.14.210.00	Buildings	5.313.016,01	9.505.213,73			
142.14.230.00	Air Conditioning Equipment	183.067,64	(above included)			
142.14.510.00	**Assets on 3rd Party Properties**	**3.125.886,62**		**3.125.886,62**	**3.125.886,62**	**0,00**

GLOBAL TELECOM
Appraisal Summary
Fixed Assets - Closing Date - February/06/2001

Code	Account	Net Book Value	Appraisal Market Value	Appraisal Net Book Value	Total Appraised	Total Difference
142.13.100.00	**Personnal Cell Phone Equipment**	**6.547.409,58**		**6.547.409,58**	**6.547.409,58**	**0,00**
142.13.110.00	Cell Phones	5.085.712,84				
142.13.320.00	Private Switchs	1.461.696,74				
142.15.100.00	**Vehicles**	**1.312.692,59**	**1.259.530,00**		**1.259.530,00**	**-53.162,59**
142.15.400.00	**Information system equipment**	**13.902.375,19**	**2.557.230,00**	**2.106.710,39**	**4.663.940,39**	**-9.238.434,80**
142.15.410.00	Microcomputers	2.860.830,47	1.706.800,00			
142.15.420.00	Printers	1.168.330,68		1.168.330,68		
142.15.430.00	Servers	7.165.320,12	431.280,00			
142.15.440.00	Other information system equipment	1.769.514,21	419.150,00			
142.15.911.00	Billing equipment	938.379,71		938.379,71		
142.15.900.00	**Furniture and other goods**	**5.366.130,36**		**5.366.130,36**	**5.366.130,36**	**0,00**
142.15.902.00	Audio / Video equipment	39.662,31				
142.15.904.00	Air conditioning equipment	459.764,34				
142.15.905.00	Kitchen / cafeteria equipment	45.848,39				
142.15.907.00	Security and survailance equipment	633.255,66				
142.15.909.00	Furniture	3.702.483,05				
142.15.910.00	Telephones	242.429,89				
142.15.990.00	Other	242.686,72				
142.18.100.00	**Trademarks**	**510.149,45**		**510.149,45**	**510.149,45**	**0,00**
142.18.300.00	**Intangible systems**	**40.716.911,48**	**0,00**	**40.716.911,48**	**40.716.911,48**	**0,00**
142.18.301.00	SAP Implementation	2.563.445,30		2.563.445,30		
142.18.301.00	SAP Software	1.929.044,81		1.929.044,81		
142.18.301.00	AMDOCS Implementation	7.779.364,25		7.779.364,25		
142.18.301.00	AMDOCS software	8.242.407,94		8.242.407,94		
142.18.301.00	EDGE Software and implementation	1.990.195,90		1.990.195,90		
142.18.301.00	Internal network implementation	302.979,29		302.979,29		
142.18.301.00	Operational processes	573.138,59		573.138,59		
142.18.301.00	Others - Data processing system	15.157.213,44		15.157.213,44		
142.18.301.00	Other consulting services	2.179.121,96		2.179.121,96		
142.30.100.00	**Construction in progress - Other**	**5.683.854,16**		**5.683.854,16**	**5.683.854,16**	**0,00**
142.39.110.00	**Suppliers - Advanced payments for network - Other**	**119.426,36**		**119.426,36**	**119.426,36**	**0,00**
	Subtotal	**438.741.280,65**	**211.232.073,73**	**75.563.944,77**	**286.796.018,50**	**-151.945.262,15**
142.18.200.00	**Band B Concession License**	**741.863.847,27**		**741.863.847,27**	**741.863.847,27**	**0,00**
	Total Assets	**1.180.605.127,92**	**211.232.073,73**	**817.427.792,04**	**1.028.659.865,77**	**-151.945.262,15**
INTANGIBLES	Customer List				136.361.000,00	
					TOTAL	-15.584.262,15

GLOBAL

12

GLOBAL TELECOM
Appraisal Summary
Fixed Assets - Closing Date - December/31/2001

Code	Account	Net Book Value	Appraisal Market Value	Appraisal Net Book Value	Total Appraised	Total Difference
	BTS Equipment	531.671.557,69	274.225.580,00	101.244.598,16	375.470.178,16	-156.201.379,53
142.12.100.00	**Digital Transmission Equipment**	330.589.119,38	181.064.080,00			
142.12.120.00	BTS	275.286.919,44	153.070.200,00			
142.12.121.00	Digital Transmission	45.215.919,25	27.993.880,00			
142.12.122.00	Implementation expenses	10.086.280,69	(above included)			
142.12.230.00	**Fiber Optic Cabling**	1.863.018,71		1.863.018,71		
142.12.231.00	Optic Cables - Aerial/Underground	1.863.018,71				
142.16.110.00	**Spare Parts - BTS**	1.819.817,94		1.819.817,94		
142.14.300.00	**Infrastructure Supports**	74.969.738,77	73.034.080,00			
142.14.310.00	Towers	65.082.914,03	57.206.260,00			
142.14.390.00	Containers	9.886.824,74	15.827.820,00			
142.14.420.00	**Energy Systems - BTS**	7.077.706,41	20.127.420,00			
142.18.301.00	**Network Software - BTS**	17.790.394,97	(included in BTS)			
142.30.000.01	**Network Construction in Progress - BTS**	97.561.761,51		97.561.761,51		
142.30.000.01	Network Construction in Progress - BTS	82.909.039,01				
142.30.000.01	Capitalized interests	14.652.722,50				
	Switch Equipment ("CCC")	138.209.813,74	62.972.490,00	26.328.300,74	89.300.790,74	-48.909.023,00
142.11.200.00	**Digital Switch Equipament**	73.492.674,34	62.972.490,00			
142.11.211.00	CCC	67.151.681,65	62.972.490,00			
142.11.212.00	Operational Systems	6.340.992,69	(above included)			
142.16.110.00	**CCC Spare Parts**	1.398.283,57		1.398.283,57		
142.14.410.00	**CCC Energy Systems**	1.768.496,10	(included in CCC)			
142.18.301.00	**Network Software - CCC**	36.620.342,56	(included in CCC)			
142.30.000.01	**Network Construction in Progress - CCC**	24.930.017,17		24.930.017,17		
	Advances	1.713.111,10		1.713.111,10	1.713.111,10	0,00
142.39.110.00	**Suppliers - Advanced payments for network**	1.713.111,10				
	Other network equipments	2.614.029,09		2.614.029,09	2.614.029,09	0,00
142.15.210.00	**Test equipment**	1.195.438,99				
142.12.121.00	**Other transmission equipment**	621.388,48				
142.18.301.00	**Network Software - Other**	797.201,62				
	Subtotal NETWORK	674.208.511,62	337.198.070,00	131.900.039,09	469.098.109,09	-205.110.402,53
142.14.110.00	**Real Estate**	2.985.751,91	3.100.730,00		3.100.730,00	114.978,09
142.14.200.00	**Buildings**	10.258.914,13	9.505.213,73		9.505.213,73	-753.700,40
142.14.210.00	Buildings	10.005.552,33	9.505.213,73			
142.14.230.00	Air Conditioning Equipment	169.734,00	(above included)			
142.14.220.00	Elevators	83.627,80	(above included)			

GLOBAL TELECOM
Appraisal Summary
Fixed Assets - Closing Date - December/31/2001

Code	Account	Net Book Value	Appraisal Market Value	Appraisal Net Book Value	Total Appraised	Total Difference
142.14.510.00	**Assets on 3rd Party Properties**	**3.309.943,18**		**3.309.943,18**	**3.309.943,18**	**0,00**
142.13.100.00	**Personnal Cell Phone Equipment**	**6.451.602,02**		**6.451.602,02**	**6.451.602,02**	**0,00**
142.13.110.00	Cell Phones	5.703.703,35				
142.13.320.00	Private Switchs	747.898,67				
142.15.100.00	**Vehicles**	**1.513.699,74**	**1.603.090,00**		**1.603.090,00**	**89.390,26**
142.15.400.00	**Information system equipment**	**14.474.020,70**	**2.987.590,00**	**539.720,59**	**3.527.310,59**	**-10.946.710,11**
142.15.410.00	Microcomputers	2.507.191,27	1.995.180,00			
142.15.420.00	Printers	539.720,59		539.720,59		
142.15.430.00	Servers	9.234.965,96	503.380,00			
142.15.440.00	Other information system equipment	2.192.142,88	489.030,00			
142.15.911.00	Billing equipment	-		0,00		
142.15.900.00	**Furniture and other goods**	**5.725.482,04**		**5.725.482,04**	**5.725.482,04**	**0,00**
142.15.902.00	Audio / Video equipment	91.855,94				
142.15.904.00	Air conditioning equipment	549.218,15				
142.15.905.00	Kitchen / cafeteria equipment	41.144,26				
142.15.907.00	Security and survailance equipment	751.041,72				
142.15.909.00	Furniture	3.831.584,21				
142.15.910.00	Telephones	223.583,62				
142.15.990.00	Other	237.054,14				
142.18.100.00	**Trademarks**	**462.697,88**		**462.697,88**	**462.697,88**	**0,00**
142.18.400.00	**Goodwill**	**364.439,00**		**364.439,00**	**364.439,00**	**0,00**
142.18.300.00	**Intangible systems**	**43.179.068,38**	**0,00**	**43.179.068,38**	**43.179.068,38**	**0,00**
142.18.301.00	SAP Implementation	2.911.288,41		2.911.288,41		
142.18.301.00	SAP Software	1.422.660,17		1.422.660,17		
142.18.301.00	AMDOCS Implementation	5.665.463,18		5.665.463,18		
142.18.301.00	AMDOCS software	9.897.190,42		9.897.190,42		
142.18.301.00	EDGE Software and implementation	2.472.517,40		2.472.517,40		
142.18.301.00	Internal network implementation	209.131,57		209.131,57		
142.18.301.00	Operational processes	396.026,59		396.026,59		
142.18.301.00	Others - Data processing system	18.473.526,11		18.473.526,11		
142.18.301.00	Other consulting services	1.731.264,53		1.731.264,53		
142.30.100.00	**Construction in progress - Other**	**33.377.599,16**		**33.377.599,16**	**33.377.599,16**	**0,00**
142.39.110.00	**Suppliers - Advanced payments for network - Other**	**74.426,36**		**74.426,36**	**74.426,36**	**0,00**
142.19.100.00	**Fixed Assets Loss Provision**	**(20.671.220,58)**		**-20.671.220,58**	**-20.671.220,58**	**0,00**
	Subtotal	775.714.935,54	354.394.693,73	225.020.578,70	579.415.272,43	-196.299.663,11
142.18.200.00	**Band B Concession License**	**686.978.280,88**		**686.978.280,88**	**686.978.280,88**	**0,00**
	Total Assets	1.462.693.216,42	354.394.693,73	911.998.859,58	1.266.393.553,31	-196.299.663,11
INTANGIBLES	Customer List				219.432.000,00	
					TOTAL	23.132.336,89

14

V - LIABILITY AFFIDAVIT

The appraisal report is based on information supplied by **GLOBAL**. Thus, PLANCONSULT is not responsible for the legal or engineering material beyond what is implicit to its specific duties in the case, set forth in laws, codes or regulations.

It must be well emphasized that all of the values included in the report (Land, Buildings, Telecom Equipment, Utilities, Computer Hardware, etc.) refer to cash values. Also, no debts or mortgages that could eventually burden the evaluated assets were considered here. The existence of such facts was not made known to PLANCONSULT.

The effective dates used as basis for this present report, that is, on which all of the analyses were based, were February 6th and December 31st, 2001.

Due to **GLOBAL**'s timeframe restrictions, PLANCONSULT's technical teams did not inspect all assets herein considered.

The real estate property deeds were not analyzed with regard to legal issues since this is beyond the professional scope of PLANCONSULT. We also did not research any data regarding probable dispossessions, land registration, lawsuits, etc., regarding the items included in this report.

All information obtained, before, during and after the present task and related to it, the properties, their owners, executives and/or tenants, and of course **GLOBAL,** are treated as completely confidential.

The referencing to and/or partial or total reproduction of this report is prohibited without prior authorization by PLANCONSULT.

São Paulo, March 6th, 2002.

PLANCONSULT – Planejamento e Consultoria S/C Ltda.
CREA: 21.973 – SP
CRA: E-1256 – SP

Ronald Bryan Salem
CREA: 61.015 / D – SP

Edgar Victor Salem
CREA: 46.152 / D – SP
CRA: 12.500 – SP

PLANCONSULT
PLANEJAMENTO E CONSULTORIA

GLOBAL
TELECOM

GLOBAL TELECOM S.A.

LAUDO DE AVALIAÇÃO

Resumo Executivo

Fevereiro/2001 e Dezembro/2001

16

ÍNDICE

	Página
I – Objetivo	1
II – Metodologia	1
III – Documentação	3
IV – Volumes	3
V – Resumo de Valores	3
VI – Termo de Responsabilidade	9
ANEXO 1 – Conceitos e Métodos	

I - OBJETIVO

É objetivo do presente trabalho a determinação técnica do Valor de Mercado de bens tangíveis e intangíveis pertencentes à **GLOBAL TELECOM S.A.**.

II - METODOLOGIA

1) AVALIAÇÃO DE ATIVOS FIXOS

1.1 A PLANCONSULT requisitou à **GLOBAL TELECOM**, as fichas individuais e/ou dados de controle patrimonial e de engenharia existentes, de todos os bens patrimoniais, para as datas base de 6 de Fevereiro de 2001 e 31 de Dezembro de 2001, contendo, entre outras, as seguintes informações:

. Número de patrimônio ou de controle
. Conta
. Localidade
. Data de aquisição
. Descrição do bem
. Valores originais de aquisição, correção monetária e depreciação
. Outras informações

Foram aproveitadas, ao máximo, as informações já disponíveis nos arquivos contábeis e técnicos da **GLOBAL TELECOM**, de modo a preservar a "memória" da empresa.

Foram requisitados também o cadastro de preços de ofertas de equipamentos, com os preços praticados mais recentemente, assim como os valores para instalação e mão de obra de empreiteiras.

1.2 A PLANCONSULT executou, por amostragem, uma inspeção física dos bens objeto, em conjunto com a **GLOBAL TELECOM**.

Nos locais onde realizaram-se as inspeções, funcionários da **GLOBAL TELECOM** acompanharam as equipes da PLANCONSULT. Essas pessoas conheciam os bens objeto das inspeções e puderam esclarecer dúvidas a respeito dos levantamentos físicos de bens.

1.3 A partir do arquivo contábil enviado pela **GLOBAL TELECOM,** para as datas base de 6 de Fevereiro de 2001 e 31 de Dezembro de 2001, a **PLANCONSULT** processou um resumo de valores por conta contábil.

A partir deste resumo, determinou-se as contas com valores significativos, em função da representatividade dos valores contábeis sobre o valor original corrigido total da empresa e em função do "status" operacional da conta.

Para as contas de menor valor da **GLOBAL TELECOM S.A.**, foi adotado como Valor de Mercado o valor residual (valor contábil).

Para as contas de Bens e Instalações em Andamento e Adiantamentos, também foi adotado como Valor de Mercado o valor residual (valor contábil).

1.4 Os itens individuais existentes nas contas com valores significativos foram então avaliados através da metodologia explanada no Anexo I, para as datas base do trabalho, isto é, 6 de Fevereiro de 2001 e 31 de Dezembro de 2001.

2) AVALIAÇÃO DE ATIVOS INTANGÍVEIS

2.1 Foram avaliados, pela PLANCONSULT, os seguintes ativos intangíveis da **GLOBAL TELECOM**:

⇒ Carteira de Clientes;
⇒ Licença da Anatel.

2.2 Com relação à carteira de clientes da **GLOBAL TELECOM**, tem-se que o método escolhido para sua avaliação foi o do custo corrente, correspondente ao custo de oportunidade de mercado, sendo o seu valor aquele pelo qual a **GLOBAL TELECOM** estaria disposta a vender, ou adquirir clientes no mercado, para os seus produtos.

2.3 E, para avaliar a licença concedida pela Agência Nacional de Telecomunicações (ANATEL) à **GLOBAL TELECOM**, foi escolhido o método do custo histórico atualizado (valor residual), tendo em vista uma série de circunstâncias, destacando-se o fato de que não existe um histórico consistente de preços de licenças.

2.4 Uma descrição mais detalhada da metodologia adotada para a avaliação de cada um dos ativos intangíveis pode ser encontrada nos demais volumes desse trabalho.

III - DOCUMENTAÇÃO

A **GLOBAL TELECOM** forneceu à **PLANCONSULT**:

1) Listagem e descrições técnicas e contábeis dos itens dos Ativos Fixos da empresa, objeto do trabalho.

2) Arquivos magnéticos com os dados contidos nas relações de ativo fixo, para as datas de 6 de Fevereiro de 2001 e 31 de Dezembro de 2001.

3) Arquivos magnéticos com os dados contidos nas relações do cadastro técnico.

4) Informações impressas ou em arquivos magnéticos para a avaliação dos ativos intangíveis da empresa.

IV - VOLUMES

O presente volume, Resumo Executivo, apresenta os Resumos de Valores, Metodologias e Conceitos e Métodos.

Os seguintes relatórios encontram-se em anexo (em CD), contendo os dados detalhados de cada tópico analisado, para as datas base de 6 de Fevereiro de 2001 e 31 de Dezembro de 2001:

- Avaliação da Carteira de Clientes;
- Avaliação da Licença;
- Listagem de Avaliação de Terrenos, Edificações e Equipamentos.

V – RESUMO DE VALORES

GLOBAL TELECOM
Resumo Avaliação
Saldo do Ativo Imobilizado - Closing Date - 06/Fevereiro/2001

Código	Conta	Valor Residual	Avaliação Valor Mercado	Avaliação Valor Residual	Avaliação Total	Acréscimo
	ERBs - Estações Rádio Base	**302.411.912,56**	**160.524.200,00**	**3.546.733,22**	**164.070.933,22**	**-138.340.979,34**
142.12.100.00	**Equipamento deTransmissão Digital**	**237.325.856,16**	**97.395.050,00**			
142.12.120.00	Erb	207.055.556,44	79.410.600,00			
142.12.121.00	Transmissão Digital	24.468.931,95	17.984.450,00			
142.12.122.00	Despesas de Implementação	5.801.367,77	(incluso acima)			
142.12.230.00	**Cabeamento de Fibra Óptica**	**1.727.607,28**		**1.727.607,28**		
142.12.231.00	Cabos Ópticos - Áreo/Subterraneos	1.727.607,28				
142.16.110.00	**Peças Sobressalentes - ERB**	**1.774.880,68**		**1.774.880,68**		
142.14.300.00	**Suportes e Protetores**	**50.357.814,80**	**46.051.290,00**			
142.14.310.00	Torres	41.185.225,40	34.430.920,00			
142.14.390.00	Containers	9.172.589,40	11.620.370,00			
142.14.420.00	**Sistema de Energia ERB**	**3.344.802,45**	**17.077.860,00**			
142.18.301.00	**Software Rede - ERB**	**7.836.705,93**	(incluso acima)			
142.30.000.01	**Bens e Instalações em Andamento Rede - ERB**	**44.245,26**		**44.245,26**		
	CCCs - Centrais de Comutação e Controle	**44.982.293,41**	**34.285.170,00**	**1.390.059,82**	**35.675.229,82**	**-9.307.063,59**
142.11.200.00	**Equipamento Comutação Digital**	**35.381.693,40**	**34.285.170,00**			
142.11.211.00	CCC	32.489.811,41	34.285.170,00			
142.11.212.00	Sistema de Facilidades Operacionais	2.891.881,99	(incluso acima)			
142.16.110.00	**Peças Sobressalentes - CCC**	**592.403,62**		**592.403,62**		
142.14.410.00	**Sistema de Energia CCC**	**136.986,35**	(incluso acima)			
142.18.301.00	**Software Rede - CCC**	**8.073.553,84**	(incluso acima)			
142.30.000.01	**Bens e Instalações em Andamento Rede - CCC**	**797.656,20**		**797.656,20**		
	Adiantamentos	**4.379.124,05**		**4.379.124,05**	**4.379.124,05**	**0,00**
142.39.110.00	**Adiantamentos a Forn. de Imobilizado Rede**	**4.379.124,05**				
	Outros Equipamentos da Rede	**2.071.549,28**		**2.071.549,28**	**2.071.549,28**	**0,00**
142.15.210.00	**Aparelhos Instrumentos Medição/Teste**	**1.122.224,63**				
142.12.121.00	**Outros Equipamentos Transmissão**	**786.381,55**				
142.18.301.00	**Software Rede - Outros**	**162.943,10**				
	Subtotal NETWORK	353.844.879,30	194.809.370,00	11.387.466,37	206.196.836,37	-147.648.042,93
142.14.110.00	**Terrenos**	**2.115.481,91**	**3.100.730,00**		**3.100.730,00**	**985.248,09**
142.14.200.00	**Prédios**	**5.496.083,65**	**9.505.213,73**		**9.505.213,73**	**4.009.130,08**
142.14.210.00	Construcões Prediais	5.313.016,01	9.505.213,73			
142.14.230.00	Equipamentos Ar Condicionado Central	183.067,64	(incluso acima)			
142.14.510.00	**Benfeitorias em Propriedades de Terceiros**	**3.125.886,62**		**3.125.886,62**	**3.125.886,62**	**0,00**

PLANCONSULT

GLOBAL

GLOBAL TELECOM
Resumo Avaliação
Saldo do Ativo Imobilizado - Closing Date - 06/Fevereiro/2001

Código	Conta	Valor Residual	Avaliação Valor Mercado	Avaliação Valor Residual	Avaliação Total	Acréscimo
142.13.100.00	**Equipamento Privativo**	**6.547.409,58**		**6.547.409,58**	**6.547.409,58**	**0,00**
142.13.110.00	Aparelho Telefonico Celular	5.085.712,84				
142.13.320.00	Central Privada de Equip.Telefonico	1.461.696,74				
142.15.100.00	**Veículos**	**1.312.692,59**	**1.259.530,00**		**1.259.530,00**	**-53.162,59**
142.15.400.00	**Equipamento de Informática**	**13.902.375,19**	**2.557.230,00**	**2.106.710,39**	**4.663.940,39**	**-9.238.434,80**
142.15.410.00	Microcomputadores	2.860.830,47	1.706.800,00			
142.15.420.00	Impressoras	1.168.330,68		1.168.330,68		
142.15.430.00	Servidores	7.165.320,12	431.280,00			
142.15.440.00	Outros Equipamentos de Informática	1.769.514,21	419.150,00			
142.15.911.00	Equipamentos de Bilhetagem	938.379,71		938.379,71		
142.15.900.00	**Mobiliário e outros bens de uso geral**	**5.366.130,36**		**5.366.130,36**	**5.366.130,36**	**0,00**
142.15.902.00	Equipamento Audio Visual	39.662,31				
142.15.904.00	Equipamento Climatização Individual	459.764,34				
142.15.905.00	Equipamento Copa/Cozinha/Refeitório	45.848,39				
142.15.907.00	Equipamento Segurança e Vigilância	633.255,66				
142.15.909.00	Móveis e Utensilios	3.702.483,05				
142.15.910.00	Telefones	242.429,89				
142.15.990.00	Outros Bens de Uso Comum	242.686,72				
142.18.100.00	**Marcas e Patentes**	**510.149,45**		**510.149,45**	**510.149,45**	**0,00**
142.18.300.00	**Sistemas e Consultorias Intangíveis**	**40.716.911,48**	**0,00**	**40.716.911,48**	**40.716.911,48**	**0,00**
142.18.301.00	Implantação SAP	2.563.445,30		2.563.445,30		
142.18.301.00	Software SAP	1.929.044,81		1.929.044,81		
142.18.301.00	Implantação AMDOCS	7.779.364,25		7.779.364,25		
142.18.301.00	Software AMDOCS	8.242.407,94		8.242.407,94		
142.18.301.00	Software e Implantação EDGE	1.990.195,90		1.990.195,90		
142.18.301.00	Implantação de Rede Interna	302.979,29		302.979,29		
142.18.301.00	Revisão de processos Operacionais	573.138,59		573.138,59		
142.18.301.00	Outros - Sistemas Proc. Dados	15.157.213,44		15.157.213,44		
142.18.301.00	Outras Consultorias	2.179.121,96		2.179.121,96		
142.30.100.00	**Bens e Instalações em Andamento - Outros**	**5.683.854,16**		**5.683.854,16**	**5.683.854,16**	**0,00**
142.39.110.00	**Adiantamentos a Forn. de Imobilizado - Outros**	**119.426,36**		**119.426,36**	**119.426,36**	**0,00**
	Subtotal de Bens	438.741.280,65	211.232.073,73	75.563.944,77	286.796.018,50	-151.945.262,15
142.18.200.00	**Licença para concessão Banda B**	741.863.847,27		741.863.847,27	741.863.847,27	0,00
	Total Geral	1.180.605.127,92	211.232.073,73	817.427.792,04	1.028.659.865,77	-151.945.262,15
INTANGÍVEIS	Clientes				136.361.000,00	
					TOTAL GERAL	-15.584.262,15

PLANCONSULT

GLOBAL TELECOM

GLOBAL TELECOM
Resumo Avaliação
Saldo do Ativo Imobilizado - Closing Date - 31/Dezembro/2001

Código	Conta	Valor Residual	Avaliação Valor Mercado	Avaliação Valor Residual	Avaliação Total	Acréscimo
	ERBs - Estações Rádio Base	**531.671.557,69**	**274.225.580,00**	**101.244.598,16**	**375.470.178,16**	**-156.201.379,53**
142.12.100.00	**Equipamento deTransmissão Digital**	**330.589.119,38**	**181.064.080,00**			
142.12.120.00	Erb	275.286.919,44	153.070.200,00			
142.12.121.00	Transmissão Digital	45.215.919,25	27.993.880,00			
142.12.122.00	Despesas de Implementação	10.086.280,69	(incluso acima)			
142.12.230.00	**Cabeamento de Fibra Óptica**	**1.863.018,71**		**1.863.018,71**		
142.12.231.00	Cabos Ópticos - Áreo/Subterraneos	1.863.018,71				
142.16.110.00	**Peças Sobressalentes - ERB**	**1.819.817,94**		**1.819.817,94**		
142.14.300.00	**Suportes e Protetores**	**74.969.738,77**	**73.034.080,00**			
142.14.310.00	Torres	65.082.914,03	57.206.260,00			
142.14.390.00	Outros Suportes e Protetores	9.886.824,74	15.827.820,00			
142.14.420.00	**Sistema de Energia ERB**	**7.077.706,41**	**20.127.420,00**			
142.18.301.00	**Software Rede - ERB**	**17.790.394,97**	(incluso acima)			
142.30.000.01	**Bens e Instalações em Andamento Rede - ERB**	**97.561.761,51**		**97.561.761,51**		
142.30.000.01	Bens e Instalações em Andamento Rede - ERB	82.909.039,01				
142.30.000.01	Juros capitalizados	14.652.722,50				
	CCCs - Centrais de Comutação e Controle	**138.209.813,74**	**62.972.490,00**	**26.328.300,74**	**89.300.790,74**	**-48.909.023,00**
142.11.200.00	**Equipamento Comutação Digital**	**73.492.674,34**	**62.972.490,00**			
142.11.211.00	CCC	67.151.681,65	62.972.490,00			
142.11.212.00	Sistema de Facilidades Operacionais	6.340.992,69	(incluso acima)			
142.16.110.00	**Peças Sobressalentes - CCC**	**1.398.283,57**		**1.398.283,57**		
142.14.410.00	**Sistema de Energia CCC**	**1.768.496,10**	(incluso acima)			
142.18.301.00	**Software Rede - CCC**	**36.620.342,56**	(incluso acima)			
142.30.000.01	**Bens e Instalações em Andamento Rede - CCC**	**24.930.017,17**		**24.930.017,17**		
	Adiantamentos	**1.713.111,10**		**1.713.111,10**	**1.713.111,10**	**0,00**
142.39.110.00	**Adiantamentos a Forn. de Imobilizado Rede**	**1.713.111,10**				
	Outros Equipamentos da Rede	**2.614.029,09**		**2.614.029,09**	**2.614.029,09**	**0,00**
142.15.210.00	**Aparelhos Instrumentos Medição/Teste**	**1.195.438,99**				
142.12.121.00	**Outros Equipamentos Transmissão**	**621.388,48**				
142.18.301.00	**Software Rede - Outros**	**797.201,62**				
	Subtotal NETWORK	674.208.511,62	337.198.070,00	131.900.039,09	469.098.109,09	-205.110.402,53
142.14.110.00	**Terrenos**	**2.985.751,91**	**3.100.730,00**		**3.100.730,00**	**114.978,09**
142.14.200.00	**Prédios**	**10.258.914,13**	**9.505.213,73**		**9.505.213,73**	**-753.700,40**
142.14.210.00	Construcões Prediais	10.005.552,33	9.505.213,73			
142.14.230.00	Equipamentos Ar Condicionado Central	169.734,00	(incluso acima)			
142.14.220.00	Elevadores	83.627,80				

PLANCONSULT

GLOBAL TELECOM

GLOBAL TELECOM
Resumo Avaliação
Saldo do Ativo Imobilizado - Closing Date - 31/Dezembro/2001

Código	Conta	Valor Residual	Avaliação Valor Mercado	Avaliação Valor Residual	Avaliação Total	Acréscimo
142.14.510.00	**Benfeitorias em Propriedades de Terceiros**	**3.309.943,18**		**3.309.943,18**	**3.309.943,18**	**0,00**
142.13.100.00	**Equipamento Privativo**	**6.451.602,02**		**6.451.602,02**	**6.451.602,02**	**0,00**
142.13.110.00	Aparelho Telefonico Celular	5.703.703,35				
142.13.320.00	Central Privada de Equip.Telefonico	747.898,67				
142.15.100.00	**Veículos**	**1.513.699,74**	**1.603.090,00**		**1.603.090,00**	**89.390,26**
142.15.400.00	**Equipamento de Informática**	**14.474.020,70**	**2.987.590,00**	**539.720,59**	**3.527.310,59**	**-10.946.710,11**
142.15.410.00	Microcomputadores	2.507.191,27	1.995.180,00			
142.15.420.00	Impressoras	539.720,59		539.720,59		
142.15.430.00	Servidores	9.234.965,96	503.380,00			
142.15.440.00	Outros Equipamentos de Informática	2.192.142,88	489.030,00			
142.15.911.00	Equipamentos de Bilhetagem	-		0,00		
142.15.900.00	**Mobiliário e outros bens de uso geral**	**5.725.482,04**		**5.725.482,04**	**5.725.482,04**	**0,00**
142.15.902.00	Equipamento Audio Visual	91.855,94				
142.15.904.00	Equipamento Climatização Individual	549.218,15				
142.15.905.00	Equipamento Copa/Cozinha/Refeitório	41.144,26				
142.15.907.00	Equipamento Segurança e Vigilância	751.041,72				
142.15.909.00	Móveis e Utensilios	3.831.584,21				
142.15.910.00	Telefones	223.583,62				
142.15.990.00	Outros Bens de Uso Comum	237.054,14				
142.18.100.00	**Marcas e Patentes**	**462.697,88**		**462.697,88**	**462.697,88**	**0,00**
142.18.400.00	**Fundo de Comércio**	**364.439,00**		**364.439,00**	**364.439,00**	**0,00**
142.18.300.00	**Sistemas e Consultorias Intangíveis**	**43.179.068,38**	**0,00**	**43.179.068,38**	**43.179.068,38**	**0,00**
142.18.301.00	Implantação SAP	2.911.288,41		2.911.288,41		
142.18.301.00	Software SAP	1.422.660,17		1.422.660,17		
142.18.301.00	Implantação AMDOCS	5.665.463,18		5.665.463,18		
142.18.301.00	Software AMDOCS	9.897.190,42		9.897.190,42		
142.18.301.00	Software e Implantação EDGE	2.472.517,40		2.472.517,40		
142.18.301.00	Implantação de Rede Interna	209.131,57		209.131,57		
142.18.301.00	Revisão de processos Operacionais	396.026,59		396.026,59		
142.18.301.00	Outros - Sistemas Proc. Dados	18.473.526,11		18.473.526,11		
142.18.301.00	Outras Consultorias	1.731.264,53		1.731.264,53		
142.30.100.00	**Bens e Instalações em Andamento - Outros**	**33.377.599,16**		**33.377.599,16**	**33.377.599,16**	**0,00**
142.39.110.00	**Adiantamentos a Forn. de Imobilizado - Outros**	**74.426,36**		**74.426,36**	**74.426,36**	**0,00**
142.19.100.00	**Provisão Para Perda de Imobilizado**	**(20.671.220,58)**		**-20.671.220,58**	**-20.671.220,58**	**0,00**
	Subtotal de Bens	**775.714.935,54**	**354.394.693,73**	**225.020.578,70**	**579.415.272,43**	**-196.299.663,11**
142.18.200.00	**Licença para concessão Banda B**	**686.978.280,88**		**686.978.280,88**	**686.978.280,88**	**0,00**
	Total Geral	**1.462.693.216,42**	**354.394.693,73**	**911.998.859,58**	**1.266.393.553,31**	**-196.299.663,11**
INTANGÍVEIS	**Clientes**				**219.432.000,00**	
					TOTAL GERAL	**23.132.336,89**

OBS: Os valores de Mercado de Softwares de Network estão considerados juntos com os respectivos equipamentos.

PLANCONSULT

GLOBAL TELECOM

VI - TERMO DE RESPONSABILIDADE

O presente trabalho de avaliação baseia-se em documentos fornecidos pelos interessados. A PLANCONSULT, portanto, não assume qualquer responsabilidade sobre matéria legal ou de engenharia, além das implícitas no exercício de suas funções específicas no caso, precipuamente estabelecidas em leis, códigos ou regulamentos próprios.

Deve ser bem ressaltado que todos os valores consignados neste laudo (Terrenos, Construções Prediais, Equipamentos de Comutação, Equipamentos de Transmissão, Infra-estrutura, etc..), referem-se a valores à vista. Não foram consideradas quaisquer dívidas ou hipotecas, que porventura onerem os bens avaliados. A existência de tais fatos não foi levada a conhecimento da PLANCONSULT. Não foram analisados os títulos de propriedades dos imóveis, no que concerne à matéria jurídica, neles expressas, pois foge ao âmbito profissional da PLANCONSULT. Também não foram pesquisados quaisquer dados referentes a prováveis desapropriações, tombamentos, ações judiciais, etc., referentes aos itens deste trabalho.

As datas base do presente trabalho, ou seja, a época em que se basearam todas as análises, é 6 de Fevereiro de 2001 e 31 de Dezembro de 2001.

Os administradores da **GLOBAL TELECOM S.A.**, de nenhum modo, direcionaram, dificultaram ou praticaram quaisquer atos que tenham comprometido o acesso, a utilização ou o conhecimento de informações relevantes para a qualidade do trabalho, tendo declarado que todos os documentos, estudos, laudos anteriores e/ou outras informações existentes para a realização dos trabalhos e qualidade das respectivas conclusões foram colocados à disposição da PLANCONSULT.

A PLANCONSULT declara a inexistência de qualquer conflito ou comunhão de interesses, atual ou potencial, com o controlador da companhia, ou acionistas minoritários da mesma, ou relativamente a qualquer outra sociedade envolvida, seus respectivos sócios, ou no tocante à própria operação.

Os bens aqui contemplados, foram inspecionados, por amostragem, pelas equipes técnicas da PLANCONSULT.

É expressamente proibida a citação e/ou reprodução parcial ou total do presente trabalho, sem a prévia autorização da PLANCONSULT.

São Paulo, 6 de Março de 2002.

PLANCONSULT - Planejamento e Consultoria S/C Ltda.
CREA: 21.973 - SP
CRA: E-1256 - SP

Ronald Bryan Salem
CREA: 61.015 / D – SP

Edgar Victor Salem
CREA: 46.152 / D – SP
CRA: 12.500 – SP

ANEXO I

CONCEITOS E MÉTODOS

CONCEITOS GERAIS

1. Definição

Avaliação é a determinação técnica do valor de um bem ou de um direito sobre o bem. Só quando expressamente solicitado, será indicado outro valor, que o Avaliador deverá especificar. Normalmente é adotado: "Valor de Mercado é o que o bem obteria numa transação de compra e venda, dentro de prazo razoável, não estando o comprador e o vendedor compelidos a transacionar, sendo ambos conhecedores do bem em seus detalhes".

2. Normas e Métodos Utilizados nas Avaliações

A PLANCONSULT baseia seus laudos nas NORMAS da ABNT.

As NORMAS da ABNT ditam as regras atualmente vigentes em avaliações, dando diretrizes, básicas à boa avaliação e orientam, basicamente, segundo três métodos:

a) Método Comparativo

É aquele em que o valor do bem, é obtido através da comparação de dados de mercado relativos a outros, de características similares.

b) Método de Custo

É aquele em que o valor do bem resulta de orçamento sumário ou detalhado ou da composição do custo de outros, iguais ao objeto da avaliação (custo de produção) ou equivalente (custo de substituição).

c) Método da Renda

É aquele em que o valor do bem, é obtido pela capitalização de sua renda líquida, real ou prevista.

Em avaliações patrimoniais, o objetivo final é sempre estabelecer o Valor de Mercado dos mesmos.

As avaliações prescritas neste laudo, normalmente, enquadram-se nas "Avaliações de Precisão" ou "Avaliações Expeditas" das NORMAS da ABNT (Associação Brasileira de Normas Técnicas), com exceção das contas contábeis de menor valor (vide Capítulo II – Metodologia) que enquadram-se sempre nas "Avaliações Expeditas".

As normas a serem observadas são as seguintes:

1) NBR-5676 - Avaliação de Imóveis Urbanos - ABNT;

2) NBR-8799 - Avaliação de Imóveis Rurais - ABNT;

3) Normas para Avaliações de Imóveis - IBAPE;

4) Normas para Avaliações de Imóveis nas Desapropriações - IBAPE;

5) Reavaliação dos Bens do Ativo Imobilizado - IBAPE;

6) Normas para Avaliações e Laudos em Desapropriações nas Varas da Fazenda Municipal da Capital (1975) - São Paulo;

7) NBR-8977 - Avaliações de Máquinas, Equipamentos e Complexos Industriais - ABNT.

AVALIAÇÃO DE TERRENOS

1. Classificação dos Terrenos

Os terrenos, para fins de avaliação, podem ser classificados em função da sua capacidade de uso e em função do seu tamanho relativo.

1.1 Classificação em função da capacidade de uso

Capacidade de uso de um terreno é a sua aptidão para ser utilizado, de modo a produzir a máxima renda possível.

Em ordem decrescente de rentabilidade, os terrenos podem ser assim classificados, em função da sua capacidade de uso:

Urbanos .... Comerciais
Industriais
Residenciais

Semi-urbanos .... Edificáveis
Cultiváveis
Hortícolas

Rurais .... Agrícolas
Pastoris
Silvícolas

A classificação de um terreno, segundo a sua capacidade de uso, é feita em função dos seguintes fatores:

a) características fisicas do terreno, tais como: localização, situação, topografia, etc.;

b) utilização efetiva dos terrenos semelhantes, situados na mesma região;

c) limitações ao uso do terreno (restrições ou servidões), impostas pelos poderes competentes.

1.2 Classificação em função do tamanho relativo

Cada um dos tipos de terreno possui, conforme a região onde se situa, um tamanho ou área ideal, que permite o seu aproveitamento eficiente e economicamente aconselhável.

Em relação ao tamanho ideal, os terrenos podem ser classificados em lotes ou glebas.

Essa classificação dos terrenos, em função do seu tamanho relativo, é chamada de "Classificação quanto à Natureza", na NBR-5676: Norma Brasileira para Avaliação de Imóveis Urbanos da ABNT - Associação Brasileira de Normas Técnicas.

2. Glebas e Lotes

2.1 Lotes

2.1.1. O valor dos lotes urbanos será calculado, como já foi dito, com base nos artigos das seguintes normas:

a) NBR-5676 Avaliação de Imóveis Urbanos - ABNT;

b) Normas para Avaliações de Imóveis - IBAPE;

c) Normas para Avaliações de Imóveis nas Desapropriações - IBAPE;

d) Normas para Avaliações e Laudos em Desapropriações nas Varas da Fazenda Municipal da Capital (1975) - São Paulo.

2.1.2. Todos os conceitos e definições das NORMAS, sempre devem ser respeitados, observadas as peculiaridades de cada caso que está sendo avaliado.

2.1.3. Para a obtenção do valor unitário de terreno em cada local a ser avaliado, sempre é realizado uma pesquisa de mercado de ofertas ou vendas reais de terrenos semelhantes ao em análise. Essa pesquisa encontra-se no Anexo de cada laudo, através da qual se encontra o valor unitário a ser aplicado ao imóvel (lote).

2.1.4. Com o preço unitário encontrado na pesquisa, aplicando-se os critérios das NORMAS, encontra-se o valor final do terreno (lote), seja ele residencial, comercial, industrial, misto, etc. (mas sempre urbano).

2.2. Glebas

Constatado que o terreno avaliando é, de fato, uma gleba, é necessário verificar se a mesma é loteável, atendendo as condições já relacionadas.

Para a simplicidade da exposição, estudaremos, apenas, a avaliação de glebas urbanas residenciais loteáveis, também chamadas glebas urbanizáveis. Entretanto, "mutatis mutandis", as glebas semi-urbanas loteáveis e as glebas rurais loteáveis são avaliadas segundo os mesmos métodos e critérios.

A avaliação das glebas loteáveis é feita pelo Método dos Dados de Mercado, havendo duas alternativas: por comparação direta e por comparação indireta.

a) Avaliação por Comparação Direta

Trata-se da aplicação pura e simples do Método dos Dados de Mercado, ou seja, o valor da gleba loteável avalianda é obtido por comparação com os preços de mercado, contemporâneos à avaliação, de outras glebas loteáveis, do mesmo tipo, que tenham características físicas importantes, semelhantes às da gleba loteável avalianda.

b) Avaliação por Comparação Indireta

Por comparação indireta, o valor da gleba loteável avalianda é obtido a partir dos preços de mercado, contemporâneos à avaliação, de lotes efetivos, situados nas proximidades, que chamaremos de lotes comparativos. A avaliação por comparação indireta, conhecida por "Método Involutivo", foi amplamente analisada em trabalho do engenheiro Hélio de Caires. Nesse trabalho, o eng. Hélio de Caires parte do princípio de que o valor atual da gleba avalianda seria o máximo preço atual (X), que um loteador poderia atualmente pagar por ela, de forma que, loteando-a e vendendo todos os seus lotes, viesse a realizar um valor total (VL), capaz de cobrir as despesas com o loteamento (DT) e de proporcionar um lucro (L), razoável e compatível com o risco do empreendimento.

AVALIAÇÃO DE OBRAS CIVIS

1. Introdução

Podemos definir construções ou benfeitorias como qualquer melhoramento incorporado permanentemente ao solo pelo homem, de modo que não se possa retirar sem destruição, modificação, fratura ou dano.

a) residenciais
b) comerciais
c) industriais
d) especiais
e) mistas
f) outras

As construções serão avaliadas pelo método do custo de reprodução, baseado em "Custos Unitário de Construção Civil", ou seja, valores unitários calculados mensalmente pelas equipes técnicas da PLANCONSULT, lastreados em inúmeras publicações e pesquisas de preços de materiais e serviços.

Os custos resultantes desses estudos consideram todos os fatores determinantes do preço de mercado. Não admitem, por conseqüência, nenhum outro acréscimo, que a título de "vantagem da coisa feita" ou quer a pretexto do fator de comercialização.

2. Valores Unitários

A PLANCONSULT mantém atualizado através do uso de computadores, um cadastro de inúmeros orçamentos e custos, para a realização de uma grande variedade de serviços, e de materiais empregados na construção civil.

Esses custos, levantados para a época da data base do presente trabalho, são utilizados na composição de custos de cada fase construtiva de cada edificação a ser avaliada, seja ela uma construção residencial (casas), prédio de apartamentos, escritórios, edificação rural ou industrial (leve ou pesada)

Uma descrição da metodologia utilizada pela PLANCONSULT na avaliação de edificações encontra-se a seguir.

3. Metodologia

Quando da realização dos serviços de avaliação de edificações, as equipes técnicas da PLANCONSULT realizam seu trabalho em diversas fases, que podem ser assim resumidas:

a) levantamento, coleta de plantas e outros detalhes construtivos de cada edificação;

b) durante e após a vistoria das edificações, confronto das plantas e outros documentos fornecidos, com a situação real de cada bem, objetivando a conciliação desses elementos com as atuais conformações de cada edificação;

c) levantamento de quantidades de serviços e materiais para cada etapa construtiva (tais como terraplanagem, estrutura, acabamentos, instalações especiais, etc.) de cada edificação;

d) com o uso de computadores, relacionam-se as quantidades levantadas com os custos de cada uma delas para a data base dos laudos de avaliação, obtendo-se assim o custo de reposição para cada etapa construtiva e para a edificação total;

e) uso de fator de depreciação a cada etapa construtiva (quando aplicável) conforme a idade aparente, vida útil remanescente (provável) da construção, identificada no item "Vistoria" de cada laudo;

f) obtenção do valor de mercado de cada etapa construtiva, bem como a edificação total.

O cálculo efetuado através de custos unitários de construção civil, enquadra-se no nível de precisão previsto nas NORMAS da ABNT, sendo mais preciso que o uso de tabelas de valores por áreas de construção.

AVALIAÇÃO DE MÁQUINAS, EQUIPAMENTOS E INSTALAÇÕES

1. Introdução

Subentende-se por Valor de Mercado:

"É o preço pelo qual um comprador desejoso e um vendedor desejoso, num período razoável de tempo, são supostos a concordar e transacionar, ambas as partes estando plenamente informadas das condições de mercado pertinentes, e nenhuma delas estando sob necessidade indevida ou constrangimento para agir. (Stanley L. McMichael em seu conhecido McMichael's Appraising Manual)".

Temos ainda as seguintes definições que serão mais tarde aplicadas:

Valor Comercial - é o valor correntemente atribuído em transações comerciais sob condições normais de mercado para um bem idêntico ou similar àquele sob consideração.

Valor de Custo - é o valor do preço efetivamente pago pelo bem ou coisa, acrescido das despesas diretas necessárias para entrar na posse do mesmo, tais como embalagem, impostos, fretes, despesas legais (escritura, etc.) e que onerem diretamente o preço pago ou o desembolso.

Valor Depreciado - é o valor do bem ou coisa após a dedução de todas as parcelas atribuíveis à depreciação física, de uso e de obsolescência.

Além das definições acima citadas, é conveniente que ainda sejam esclarecidos, no sentido da sua utilização, os termos: máquinas, equipamentos, instalações industriais e indústrias.

Máquina - no sentido habitual, é qualquer aparelho para a aplicação ou modificação de força para um fim específico. Deve ainda ser como tal considerada uma unidade de produção ou transformação que executa uma ou mais operações unitárias. Exemplificando temos: Elevadores de caneca, compressores, esteiras transportadoras, máquinas de furar e bronquear, máquinas de costura, balanças, impressoras, etc..

Equipamento - é o conjunto de utensílios e dispositivos que completam as máquinas e instalações industriais, necessários para que os mesmos possam executar as tarefas próprias.

Instalação Industrial - é o conjunto de máquinas e equipamentos reunidos numa unidade de produção específica, com todos os serviços e utilidades necessários para o desempenho de suas funções, podendo fazer parte de um todo sob a forma de unidade ou sub-unidade, sem constituir uma unidade autônoma integrada, com todas as características inerentes a tais.

Indústrias - são constituídas por unidades completas, integradas pelos terrenos, edifícios, instalações industriais, máquinas, equipamentos e todos os serviços auxiliares e utilidades.

2. Normas e Métodos

Em avaliações de máquinas e equipamentos, tornam-se imprescindíveis:

2.1. Vistoria

Na vistoria é fundamental a coleta dos seguintes dados:

a) Levantamento físico de todos os itens a serem avaliados;

b) Apreciação do estado de conservação e manutenção: fator dos mais importantes para se chegar a uma conclusão judiciosa quanto ao valor do bem avaliando, é o seu estado de conservação e manutenção. No sentido em que usamos essas duas expressões, deixam elas de ser sinônimas para assumirem significados próprios, distintos.

b.1. Conservação: atribuímos a este termo o mesmo significado atribuído pelos norte-americanos a expressão house-keeping. Ela é a somatória dos cuidados de limpeza, ordem, arrumação.

b.2. Manutenção: na moderna técnica administrativa há a necessidade de se diferenciar entre manutenção corretiva e manutenção preventiva. Ambos os conceitos são indistintamente aplicáveis a imóveis, máquinas e instalações e podem ser assim definidos:

- manutenção preventiva : constitui as ações programadas de inspeção e revisão de imóveis, prédios, máquinas, equipamentos e instalações, e respectivas atividades de pintura protetora, substituições normais periódicas de peças de máquinas e equipamentos, de conformidade com as recomendações dos respectivos fabricantes ou fornecedores, visando conservar a coisa ou bem mantido em condições boas e normais de funcionamento ou utilização;

- manutenção corretiva : visa corrigir falhas ou defeitos oriundos do desgaste ou de acidentes, aqueles não corrigidos pela manutenção preventiva, acarretando quase sempre a paralisação ou interrupção de atividades de menor ou maior demora, cujas conseqüências e efeitos sobre a produção poderão ser desastrosas sob o ponto de vista econômico-financeiro da empresa.

2.2. Coleta de Informações

Para a realização da avaliação de máquinas, equipamentos, instalações industriais e indústrias, deve proceder-se a uma pesquisa de valores atualizados para os bens novos idênticos ou semelhantes aos avaliados.

2.3. Avaliação

a) Máquinas, equipamentos e instalações

A valoração de máquinas, equipamentos e instalações, via de regra, é feita pelo método do custo de reprodução ou substituição. No presente caso, o custo de reprodução ou de substituição pode ser sintetizado como sendo a somatória do preço de aquisição da máquina ou equipamento com todas as implicações de impostos e taxas, custos de transporte até o local da obra, com o custo dos materiais para instalação, respectiva mão de obra, inclusive naquilo que se refere a acabamentos especiais ou normais, tais como pintura comum ou especial, isolação térmica, etc..

b) Depreciação

Até agora falou-se na avaliação de bens em função de seu provável custo de reprodução ou de substituição, sem qualquer menção à depreciação decorrente da idade, do uso, e da obsolescência. Vilbrant e Dryden, em seu livro Chemical Engineering Plant Design, 4ª ed., definem depreciação como a perda inevitável de valor da fábrica, equipamento e materiais no decurso do tempo, causado por:

- Ação química ou corrosão;
- Ação física: deterioração, decrepitude, abrasão, desgaste normal e manutenção deferida ou reparos;
- Inadequacidade;
- Obsolescência.

O coeficiente de depreciação é que ajusta o valor de mercado do bem. Aplicando-se a depreciação devida ao preço (ou custo), encontra-se o preço de mercado.
Nas listagens de avaliação de máquinas, equipamentos e instalações, estão relacionados:

- Empresa em análise;
- Local em estudo;
- Descrição sumária do bem em análise;
- Valor de reposição, ou seja, custo atual do bem novo (idêntico ou com características equivalentes);
- Saldo de vida útil: que é apresentado em duas colunas, ou seja, a primeira em nº de anos, a segunda em porcentagem, calculados de acordo com o retro explanado;
- Valor de mercado: calculado de acordo com o valor de reposição (novo) e o respectivo saldo de vida útil, encontrando-se o valor de mercado, ou seja, o valor que o bem alcançaria se fosse vendido, à época da avaliação.

OBS.: Estas listagens poderão ser distribuídas por centro de custo, conta ou planta de seguro, conforme utilizadas pela empresa em análise.

AVALIAÇÃO DE INTANGÍVEIS

1. AVALIAÇÃO DA LICENÇA

Foi escolhido, para avaliar a licença concedida pela ANATEL à **GLOBAL TELECOM**, o método do custo histórico atualizado (valor residual).

Foram realizadas 2 (duas) etapas, no processo de cálculo do valor da autorização concedida pela ANATEL à **GLOBAL TELECOM**, para a exploração do serviço móvel celular na Área de Concessão 5:

1.1. Etapa 1: Valor Residual Contábil

Foram levantados, no contrato de concessão celebrado entre a ANATEL e a GLOBAL TELECOM S.A., bem como nos balancetes de 06/02/2001 e 31/12/2001 dessa empresa, o valor histórico (custo de aquisição e valor residual) e a forma de pagamento das autorizações, e as amortizações realizadas.

1.2. Etapa 2: Valor Comparativo em Reais por Habitante

Foram levantados, no mercado, os resultados das licitações realizadas pelo Governo para os sistemas móvel celular e pessoal, no que se refere às Bandas "A", "B", "C", "D" e "E", e os dados referentes à população nas áreas de concessão de cada licença. Calculou-se, então, o seguinte indicador: relação do valor em reais pago pela licença por habitante da área de atuação de cada companhia. E, procedeu-se à uma análise comparativa das referidas licenças.

Apresentam-se, a seguir, as principais informações levantadas e calculadas.

GLOBAL TELECOM S.A.	
BANDA B – Região II	
Áreas de Concessão	5
Estados	PR e SC
Data de Referência	07/04/1997
Valor da Autorização	R$ 773.918.000,00
População das Áreas Envolvidas	13.879.048 habitantes
Valor em R$/habitante	R$ 55,76 / habitante

Fonte: ANATEL e IBGE.

BANDA A – Região II	
Empresa	TIM SUL (Tele Celular Sul Participações S.A.)
Áreas de Concessão	5
Estados	PR e SC
Data de Referência	29/07/1998
Valor da Autorização	R$ 700.000.000,00
População das Áreas Envolvidas	13.879.048 habitantes
Valor em R$/habitante	R$ 50,44 / habitante

Fonte: ANATEL e IBGE.

BANDA B – Região III	
Empresa	TELET S.A.
Áreas de Concessão	6
Estados	RS
Data de Referência	07/04/1997
Valor da Autorização	R$ 334.500.000,00
População das Áreas Envolvidas	9.634.688 habitantes
Valor em R$/habitante	R$ 34,72 / habitante

Fonte: ANATEL e IBGE.

BANDA D – Região II	
Empresa	BLUCEL S.A.
Áreas de Concessão	5, 6 e 7
Estados	PR, SC, RS, GO, TO, MS, MT, RO, AC e DF
Data de Referência	13/02/2001
Valor da Autorização	R$ 543.000.000,00
População das Áreas Envolvidas	36.775.856 habitantes
Valor em R$/habitante	R$ 14,77 / habitante

Fonte: ANATEL e IBGE.

BANDA D – Região III	
Empresa	STARCEL S.A.
Áreas de Concessão	1 e 2
Estados	SP
Data de Referência	13/02/2001
Valor da Autorização	R$ 997.000.000,00
População das Áreas Envolvidas	34.119.110 habitantes
Valor em R$/habitante	R$ 29,22 / habitante

Fonte: ANATEL e IBGE.

Os valores pagos em leilões, por outras empresas, pelas licenças de exploração dos serviços móvel celular e pessoal, Banda B, não estão na Região II, na área 5, e, portanto, não servem de referência para determinar o Valor em Reais por Habitante para a área de concessão que está sendo avaliada.

A situação levantada demonstra a existência de um valor positivo para a licença de propriedade da **GLOBAL TELECOM**, porém, nas datas do presente laudo, tal valor não pode ser quantificado, devido às condições do mercado em relação à reordenação que a ANATEL fará em relação aos futuros leilões.

A posição da PLANCONSULT, face a todos os fatores considerados, é de que a licença concedida pela ANATEL à **GLOBAL TELECOM S.A.** deve ser avaliada pelo seu respectivo valor residual contábil.

2. AVALIAÇÃO DA CARTEIRA DE CLIENTES

A carteira de clientes, foi avaliada pelo custo de oportunidade de mercado que a **GLOBAL TELECOM S.A.** estaria disposta a vender, ou adquirir clientes no mercado, para os seus produtos.

2.1- Valor da Carteira de Clientes em 06/02/2001 (data de aquisição da empresa)

Para a avaliação da carteira de clientes da GLOBAL TELECOM S.A., em 6 de fevereiro de 2001, foram adotadas as seguintes premissas:

2.1.1- Número de Clientes por tipo de telefone celular

Produto	% do total (FEV/2001)	Quantidade de Clientes
Celular Pós Pago	76,0 %	390.164
Celular Pré Pago	24,0 %	123.391
Total	**100,0 %**	**513.555**

Fonte: Global Telecom.

2.1.2- Custo de Venda por Cliente

Foi considerado igual ao Custo de Aquisição por Cliente, segundo os valores explicitados no quadro a seguir, sendo composto dos seguintes itens:

- ✓ Subsídios, calculados pelas receitas, no mês da venda, menos o custo do aparelho vendido ao cliente, desconsiderando os custos de acessórios e outros itens eventuais;
- ✓ Custos de Marketing, que incluem a conta de mídia relacionada a vendas de produtos (em média 70% dos gastos totais de mídia) e gastos com verbas cooperadas e material de marketing e promoção; e
- ✓ Comissões por Ativações, sem a inclusão de comissões sobre vendas de crédito.

Produto	Custo de Venda por Cliente (FEV/2001)
Celular Pós Pago	R$ 297,00 / cliente
Celular Pré Pago	R$ 166,00 / cliente

Fonte: Global Telecom.

2.1.3- Valor da Carteira de Clientes

O valor da carteira de clientes foi obtido pelo produto da multiplicação da quantidade de clientes pelo custo de aquisição por cliente, por tipo de produto.

2.2- Valor da Carteira de Clientes em 31/12/2001

Para a avaliação da carteira de clientes da GLOBAL TELECOM S.A., em 31 de dezembro de 2001, foram adotadas as seguintes premissas:

2.2.1- Número de Clientes por tipo de telefone celular

Produto	% do total (DEZ/2001)	Quantidade de Clientes
Celular Pós Pago	37,5%	322.570
Celular Pré Pago	62,5 %	539.531
Total	**100,0 %**	**862.101**

Fonte: Global Telecom.

2.2.2- Custo de Venda por Cliente

Foi considerado igual ao Custo de Aquisição por Cliente (adições brutas de clientes adquiridos do mercado) segundo os valores explicitados no quadro a seguir, sendo composto dos seguintes itens:

- ✓ Subsídios, calculados pelas receitas, no mês da venda, menos o custo do aparelho vendido ao cliente, desconsiderando os custos de acessórios e outros itens eventuais;
- ✓ Custos de Marketing, que incluem a conta de mídia relacionada a vendas de produtos (em média 70% dos gastos totais de mídia) e gastos com verbas cooperadas e material de marketing e promoção; e
- ✓ Comissões por Ativações, sem a inclusão de comissões sobre vendas de crédito.

Produto	Custo de Venda por Cliente (DEZ/2001)
Celular Pós Pago	R$ 324,00 / cliente
Celular Pré Pago	R$ 213,00 / cliente

Fonte: Global Telecom.

2.2.3- Valor da Carteira de Clientes

O valor da carteira de clientes foi obtido pelo produto da multiplicação da quantidade de clientes pelo custo de aquisição por cliente, por tipo de produto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telesp Celular Participações S.A.

Date: 05/15/2002

By: ______________________________

Name: Maria Paula Canais
Title: Director of Investor Relations